BTQ Technologies Corp. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following sets out the matters voted upon at the annual general meeting of shareholders (the "Meeting") of BTQ Technologies Corp. (the "Company") held on August 26, 2025. Each of the matters set out below is described in greater detail in the Company's management information circular dated July 30, 2025 (the "Circular").

1. Fixing Number of Directors at five (5)

The number of directors of the Company was fixed at five (5). The results of the votes cast are set out below:

Votes For	% For	Votes Against	% Against
65,729,290	99.36%	421,130	0.64%

2. Election of Directors

Each of the five nominees listed in the Circular was elected as a director of the Company for the ensuing year or until their successor is elected or appointed. The results of the votes cast are set out below:

Name	Votes For	% For	Votes Withheld	% Withheld
Olivier Roussy Newton	48,342,601	99.24%	369,551	0.76%
Chris Tam	48,658,797	99.89%	53,355	0.11%
Manfred Knof	48,661,062	99.90%	51,090	0.10%
Philippe Lucet	48,654,403	99.88%	57,749	0.12%
Mansour Al Suwaidi	48,605,974	99.78%	106,178	0.22%

3. Appointment of Auditors

MNP LLP was appointed as the auditor of the Company for the ensuing year and the board of directors of the Company was authorized to fix the remuneration of the auditor. The results of the votes cast are set out below:

Votes For	% For	Votes Withheld	% Withheld
65,474,782	98.98%	675,638	1.02%

No other business was voted upon at the Meeting.

DATED this 26th day of August, 2025.

BTQ TECHNOLOGIES CORP.

(signed) Lonny Wong

Lonny Wong

Chief Financial Officer